September 19, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
      Filed August 17, 2004
      File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your response letter dated August 25, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.


1. We note from your response to comment 1 that your customer has the option to hire other contractors or use in-house staff to perform delivery and installation services. If you are contractually obligated to perform installation services with respect to bill and hold arrangements as of April 30, 2005, please further explain to us how you considered the fifth criteria in SAB Topic 13(A)(3)(a).

2. Please tell us how and when you recognize revenue for
installation
services related to your bill and hold arrangements. In addition, please tell us whether you consider the installation services to be a
separate unit of accounting under EITF 00-21.   If so, please tell
us
how you meet each of the criteria in paragraph 9 of EITF 00-21. Refer to paragraph 16 of EITF 00-21 for the criteria of VSOE of fair value. Finally, please disclose your accounting policy, as required by paragraph 18 of EITF 00-21, in future filings.


*  *  *  *


	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Phil Hamilton
Global Diversified Industries, Inc.
September 19, 2005
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